

Mail Stop 3030

September 28, 2016

Via E-Mail
John Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

>   **Re: Valeritas Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 26, 2016**
>   **File No. 333-212653**

Dear Mr. Timberlake:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 90

1.   We note your response to prior comment 10. Please disclose your compensation arrangements and others relationships with the entities that you have identified in your prospectus as having conducted studies of your product. Also, if you elect to attribute study results to the named entities that you have compensated as indicated in your response, you should file the consent of those entities. We note, for example, the second sentence of the first full paragraph on page 95.

Sales, Marketing and Distribution, page 99

2.   We note your response to prior comment 14. Please expand your disclosure in the first paragraph on page 100 to indicate the date that the agreements with the named distributors will expire.

Directors and Executive Officers, page 112

3.   Please update your disclosure to reflect the developments mentioned in your Form 8-K dated September 22, 2016. See also the requirements of Rule 438.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Emilio Ragosa
        Morgan, Lewis & Bockius LLP